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SEC Mail Processing Section

FEB 29 2016

Washington DC 405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69378

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

PT Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

188 W. Northern Lights, Suite 930
(No. and Street)

Anchorage, AK 99503-3985
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rich Monroe (907) 350-3185
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street, Ste 1632, New York, NY 10107
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Rich Monroe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PT Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


LINDA E. PETERSON
My Commission Expires
NOTARY
PUBLIC
May 20, 2019
STATE OF ALASKA

Rich Monroe, President

Notary Public Commission # 15032001l

This report contains (check all applicable boxes):

- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Income (Loss).
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Stockholders' Equity.
- ( ) (f) Statement of Changes in Subordinated Liabilities (not applicable)
- (x) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
- ( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
- (x) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
- ( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
- (x) (l) An Oath or Affirmation.
- ( ) (m) A Copy of the SIPC Supplemental Report.
- (x) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
- (x) (o) Management's assertion letter regarding 15c3-3 Exemption Report

PT Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2015

Contents

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
PT Securities LLC

We have audited the accompanying financial statements of PT Securities LLC, (the "Company") (a Alaska limited liability company), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of PT Securities LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 1, 2016

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

PT Securities, LLC
Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 39,345
Prepaid Expenses	1,481
Total Assets	$ 40,826

Liabilities and Member's Equity

Liabilities	
Accounts Payable and Accrued Expense	$ 10,800
Due to Affiliate	9,027
Total Liabilities	19,827
Member's Equity	
Member's Equity	20,999
Total Member's Equity	20,999
Total Liabilities and Member's Equity	$ 40,826

See accompanying notes to financial statements

PT Securities, LLC
Statement of Operations
For the Year ended December 31, 2015

Revenue	- 0 -
Expenses	
Professional fees	56,384
Wages	21,997
Rent	17,890
Office expense and supplies	6,453
Travel & entertainment	2,963
Other expenses	861
Total Expenses	106,548
Net Loss	$ (106,548)

See accompanying notes to financial statements

PT Securities, LLC
Statement of Changes in Member's Equity
For the Year ended December 31, 2015

Member's Equity – December 31, 2014	$ 72,547
Member contribution	55,000
Net loss	(106,548)
Member's Equity - December 31, 2015	$ 20,999

See accompanying notes to financial statements

PT Securities, LLC
Statement of Cash Flows
For the Year ended December 31, 2015

Cash Flows used by Operating Activities:	
Net Loss from Operations	$(106,548)
Prepaid Expense	1,716
Accounts Payable and Accrued Expense	(10,881)
Due to Affiliate	(55,465)
Net Cash Used by Operating Activities	(171,178)
Cash Flows from Investing Activities:	--
Cash Flows from Financing Activities:	
Member contribution	55,000
Decrease in Cash	(116,178)
Cash: As of December 31, 2014	155,523
Cash: As of December 31, 2015	$ 39,345
Supplemental Data:	
Cash paid for interest	$ 0
Cash paid for state taxes	$ 0

See accompanying notes to financial statements

PT Securities, LLC
Notes to Financial Statements
December 31, 2015

Note 1 – Organization and Nature of Business

PT Securities, LLC (the "Company") was formed on April 17, 2013 as an Alaskan limited liability company ("LLC"). On August 15, 2014 it was approved by the Financial Industry Regulatory Agency ("FINRA") to operate as a registered broker-dealer in securities under the Securities and Exchange Act of 1934 under SEC Rule 15c3-3 (k)(2)(i). The Company provides investment banking services including mergers and acquisitions advisory, corporate finance services and capital raising advisory, including private placements.

Note 2 -- Significant Accounting Policies

Basis of Presentation – The Company does not hold customer funds and/or securities.

The Company maintains its books on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Revenue Recognition - The Company recognizes revenue upon rendering of services.

Income Taxes -- The Company was formed as a limited liability company (LLC) and has elected to be treated as a partnership for Federal and State income tax purposes. The Company accounts for income taxes under the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740 "Income Taxes" ("Topic 740") which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between tax basis assets and liabilities and their reported amounts on the financial statements.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. At December 31, 2015, the Company had no cash equivalents.

PT Securities, LLC
Notes to Financial Statements
December 31, 2015

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2015, the Company had net capital of $19,518 which was $14,518 in excess of its required net capital requirement of $5,000. The Company's percentage of aggregate indebtedness to net capital was 101.58%.

Note 5 – Exemption from the SEC Rule 15c3-3

The Company does not hold customer funds or securities and is exempt from SEC Rule 15c3-3 pursuant to exemptive provision (k)(2)(i).

Note 6 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2015 through February 1. 2016 the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

PT Securities, LLC
Schedule I - Computation of Net Capital Requirements Pursuant To Rule 15c3-1
December 31, 2015

Computation of Net Capital

Shareholder's Equity	$ 20,999
Non Allowable Assets: Prepaid Expenses	(1,481)
Net Capital	$ 19,518

Computation of Net Capital Requirements

Minimum net capital required 6 2/3% of aggregate indebtedness	$ 1,322
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 14,518

Computation of Aggregate Indebtedness

Total liabilities	$ 19,827
Percentage of aggregate indebtedness to net capital	101.58%

Reconciliation
The following is reconciliation at December 31, 2015 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d) (4).

Unaudited net capital computation	$ 19,518
Adjustment	--
Audited net capital computation	$ 19,518

See accompanying notes to financial statements

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the Members of
PT Securities LLC

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) PT Securities LLC (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that PT Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 1, 2016

PT Securities, LLC
Rule 15c3-3 Exemption Report
December 31, 2015

PT Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

PT Securities, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Richard Monroe, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Richard Monroe, CEO